SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
08/09/2021




1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
Less than 5%

8. SHARED VOTING POWER
Less than 5%

9. SOLE DISPOSITIVE POWER
Less than 5%
_______________________________________________________

10. SHARED DISPOSITIVE POWER
Less than 5%


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
Less than 5%

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

Less than 5%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed August 10, 2021. Except as specifically set forth herein, the Schedule 13d remains unmodified.This Amendment #1 is being filed in order to report in item 5(c) one trade that was previously omitted in error.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

c) During the past 60 days the following shares of HFRO were Bought.

Date			Shares		 Price
8/09/2021		100,000		 10.5745



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/11/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein